SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 69612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

RECEIVED 2019 MAY 20 AM 11:28

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Castle Placement, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1460 Broadway, 4th Floor
(No. and Street)

New York (City) **NY** (State) **10036** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Luftig **(212) 418-1181**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Richard Luftig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Placement, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIAN YUNUEN ALVAREZ
NOTARY PUBLIC
ID Number 02AL6328281
Comm Expires Jul 27, 2019
QUALIFIED IN QUEENS COUNTY
STATE OF NEW YORK

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTLE PLACEMENT, LLC

CONTENTS

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Castle Placement, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Castle Placement, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

February 26, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

CASTLE PLACEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS	
Cash	$ 192,262
Accounts Receivable – Net of Allowance of $25,294	15,368
Prepaid Expenses	444
Due from Affiliate	971
Office equipment - Net of accumulated depreciation of $341	796
Other Assets	25,750
TOTAL ASSETS	$ 235,591

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	23,336
TOTAL LIABILITIES	23,336
MEMBERS' EQUITY	212,255
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 235,591

The accompanying notes are an integral part of these financial statements.

CASTLE PLACEMENT, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES		
Investment banking	$	470,676
Other revenue		3,721
TOTAL REVENUES		474,397
Compensation and benefits		586,409
Occupancy and equipment		85,136
Technology and communications		73,269
Professional fees		43,160
Advertising and promotional		1,487
Regulatory expenses		27,011
Other operating expenses		82,009
TOTAL EXPENSES		898,481
Net Loss		(424,084)

The accompanying notes are an integral part of these financial statements.

CASTLE PLACEMENT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBERS' EQUITY, DECEMBER 31, 2017, as previously reported	$ 167,515
Adjustment to recognize revenue in prior year	68,824
Balance, December 31, 2017, as adjusted	236,339
Capital Contributions	400,000
Net loss	(424,084)
MEMBERS' EQUITY, DECEMBER 31, 2018	$ 212,255

The accompanying notes are an integral part of these financial statements.

CASTLE PLACEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Net Loss	($ 424,084)
Items which do not affect cash:	
Adjustment to recognize revenue in prior year	68,824
Depreciation	227
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Account receivable, net	(3,367)
Accounts payable and Accrued expenses	(14,342)
Prepaid expenses	1,069
Due from affiliate	(773)
NET CASH USED IN OPERATING ACTIVITIES	(372,446)
NET CASH PROVIDED BY FINANCING ACTIVITIES	
Capital contributions	400,000
NET CHANGE IN CASH,	27,554
CASH, BEGINNING OF YEAR	164,708
CASH, END OF YEAR	$ 192,262

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Castle Placement, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in March 2015, under the laws of the State of Delaware. The Company is a placement agent for private debt and equity securities and acts as a broker for the purchase and sale of private loans and securities. Additionally, the Company provides investment advisory services, including mergers and acquisitions transactions. It operates out of one office in New York City, NY.

The Company is wholly owned by Castle Placement Group, LLC (the "Parent"), a holding company located in New York City, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

The Financial Accounting Standard Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. AU 2014-09 prescribes a five-step process to accomplish this core principle, including:
Identification of the contract with the customer;
Identification of the performance obligation (s) under the contract;
Determination of the transaction price;
Allocation of the transaction price to the identified performance obligation (s); and
Recognition of revenue as (or when) an entity satisfies the identified performance obligation (s).

The Company provides advisory / corporate financing services including mergers and acquisition and pricing of securities to be issued.
The agreements often contain nonrefundable retainer fees and/or success fees. The Company recognizes revenue from success fee-based transactions upon the completion of such transactions as this satisfies the only performance obligation identified in accordance with this standard.

The Company recognizes retainer fee revenue upon the completion of performance obligation identified in the agreement in accordance with this standard. The performance obligations provided to customers are often the delivery of detailed status reports of interested investors, as well as the delivery of written material and forecasts, investor presentations, financial models and final documents.

Application of the standard in 2018 using the modified retrospective approach has no effect on reported financial position, results of operation or related disclosures.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivables balances and based on a assessment of current creditworthiness, estimates a portion, if any, of the balances that will not be collected, As of December 31, 2018 the balance in the allowance for doubtful accounts is $25,294.

Cash

The Company maintains its cash deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of straight – line methods over the estimated useful lives of the respective assets.

Income Taxes

The Company consolidates its taxable income with its Parent, which files S corporation returns for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. The Company has no uncertain tax positions at December 31, 2018.

Rent Expense

The Company leases office space under a month-to-month agreement. Rent expense for the year was approximately $84,908.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

The Company and related party occasionally pay expenses on behalf of each other that are reimbursed at cost with no gain or loss. During 2018, payments on behalf of each other were not significant. The due from affiliate at December 31, 2018 arose from those transactions.

Note 3 - Concentrations

During 2018, 57% of investment banking revenues were earned from two customers.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $168,926, which exceeded its requirement by $163,926. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2018, this ratio was .14 to 1.0.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Recently Issued Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and relate disclosures.

Note 6 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2018 through the date of these financial statements, which is the date that the financial statements were issued.

Note 7 - Net Loss

The Company has incurred a loss for 2018 and was dependent upon capital contributions from its members for working capital and net capital. The Company's members have represented that they intend to continue to make capital contributions, as needed, to ensure the Company's survival through March 1, 2020.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern without adjustments for realization in the event that the Company ceases to continue as a going-concern.

CASTLE PLACEMENT, LLC
as of DECEMBER 31, 2018

Schedule I

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	212,255
DEDUCTIONS AND/OR CHANGES		
Accounts Receivable, net		15,368
Prepaid Expenses		444
Due from Affiliate		971
Fixed Assets, net		796
Other Assets		25,750
TOTAL DEDUCTION		43,329
NET CAPITAL		168,926
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	163,926
AGGREGATE INDEBTEDNESS	$	23,336
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.14 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5
There is no significant difference between the net capital report in Part IIA of Form X-17A-5 as of December 31, 2018 and net capital as reported above.

Castle Placement, LLC

Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

Castle Placement, LLC

Schedule III
INFORMATION RELTING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Castle Placement, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Castle Placement, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Castle Placement, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Castle Placement, LLC stated that Castle Placement, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Castle Placement, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Castle Placement, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Castle Placement, LLC
"Exemption Report"

Castle Placement, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief Castle Placement, LLC states the following:

Castle Placement, LLC is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.

1. Castle Placement, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2018.

2. Castle Placement, LLC has a minimum net capital requirement of $5,000.
Castle Placement, LLC

I, Richard Luftig, affirm that, to my best knowledge and belief, this Exemption Report is accurate.

Richard Luftig
Managing Partner